                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated January 13, 2005,  "Orders & Sales for the First Nine Months
2004/05 (1st April 2004 - 31st December 2004)"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                           ALSTOM

Date: January 14, 2005                 By: /s/ Henri Poupart-Lafarge
                                           -------------------------------------
                                           Name:  Henri Poupart-Lafarge
                                           Title: Chief Financial Officer

Press Information

13 January 2005

                   First Nine Months 2004/05 - Orders & Sales
                      (1st April 2004 - 31st December 2004)

o     Orders received:  €12.2bn, up 29% versus the first nine months 2003/04, on a comparable basis
o     Sales: €9.7bn, down 8% on a comparable basis,  reflecting the low level of sales in the first half of FY2004/05, due to past low order intake

---------------------------------------------------------------------------------------------------------------------
                                        FY 2003/04                     FY 2004/05          FY 2003/04    FY 2004/05
---------------------------- ---------------------------------- ------------------------- ---------------------------
Comparable figures
(in € million)                   Q1       Q2      Q3       Q4       Q1       Q2      Q3       9 months      9 months
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- -------------
Total Orders Received         2 796   2 729    3 967    4 429    3 941   4 421    3 846      9 492         12 208
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- -------------
Total Sales                   3 541   3 755    3 244    3 829    3 312   3 090    3 304      10 540        9 706
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- -------------
---------------------------------------------------------------------------------------------------------------------

Commenting  on  ALSTOM's  orders and sales,  Patrick  Kron,  Chairman  and Chief
Executive Officer, said:

"After a very  strong  order  intake  during  the first half of  FY2004/05,  the commercial  performance  of the third quarter is positive and  encouraging.  The book-to-bill ratio  (orders/sales)  remains  significantly above 1 for the fifth consecutive  quarter.  Sales are also starting to recover after the low level of the first half 2004/05."

Orders and sales, as reported,  were  negatively  impacted during the first nine months of fiscal  year  2004/05  by  currency  translation  effects  (impact  of approximately  1% on orders  and  sales),  particularly  the Euro  versus the US dollar,  and by the  disposals of our  Industrial  Turbines and  Transmission  &
Distribution  activities.  The  comparable  figures (see  appendix 2) adjust the reported figures for these effects.

The  reported  figures by Sector are  presented  in appendix 1 and a  geographic breakdown of reported orders and sales is given in appendix 3.

We comment below on the comparable figures.

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            1

Press Information

Orders received: €12.2 billion

Orders registered  in Q3 2004/05  remained  at a  satisfactory  level close to €4 billion,  which is generally in line with the  performance  recorded  during the previous  quarters.  They  included  the booking of a GT26  turnkey  contract in
Thailand for €500 million as well as €1 billion of Chinese projects announced in
October 2004.

Orders  received  for the first nine  months of fiscal  year  2004/05  showed an improvement in all Sectors versus the same period of last fiscal year.

The total backlog,  at around €27.2 billion,  was equivalent to  approximately 2 years of sales.

Sales: €9.7 billion

After a low point in sales in Q2 2004/05,  sales in Q3 2004/05  are  starting to recover.

Sales for the first nine  months of fiscal  year  2004/05  were down 8% compared with the same  period of the  previous  year.  This  reflects a decline in Power
Turbo-Systems/  Environment  and Marine  sales as a result of the past low order intake,  partly  offset by higher sales in  Transport,  Power  Service and Power
Conversion.

Sector Reviews

Power Turbo-Systems/Environment

For the first nine months of 2004/05,  order intake  increased by 6% as compared to the same period of last year. The third quarter  included two major orders: a turnkey  contract  including  4xGT26  gas  turbines  in  Thailand  and an  hydro pumped-storage project in China.

The level of sales remained low,  influenced by the level of order intake in the first half of the previous year.

Power Service

For the first  nine  months of  2004/05,  orders  remained  sound with a further increase over the high level  registered  during the same period of the previous year. The Sector showed a strong growth in Asia. The contract signed in December
2004 for the  maintenance of the power plant in Thailand is expected to generate

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            2

Press Information

approximately  €200 million of sales over the next 12 years. This amount has not been recorded in the Q3 orders as the volumes are not contractually fixed.

Sales for the first nine months 2004/05  increased by 6% as compared to the same period last year, confirming the continuing growth trend.

Transport

Orders at €1,485 million in Q3 2004/05 remained at a high level. The main orders registered during the third quarter were for 60 regional trains in China and new cars for the Washington D.C. metro in the United States.

For the first nine months of 2004/05, orders increased by 55% as compared to the same period of last year. Europe and Asia registered particularly strong growth.

Sales for the first nine months of 2004/05  increased  by 10% as compared to the first nine months of 2003/04,  with Europe  being the main  contributor  to this growth.

Marine

No major order was received in Q3 2004/05.  The backlog currently  comprises two cruise-ships  for MSC,  three LNG tankers  for Gaz de France and  several  other smaller ships.

The sales figure reflects the phasing of revenue  recognition,  with no delivery during the period.  The  delivery  of the first LNG  tanker,  which was due late
November 2004, has been delayed pending resolution of some technical problems on the new insulation system.

Power Conversion

Orders and sales for the first nine months of fiscal year  2004/05  increased by respectively 50% and 15% compared with the same period of the previous year.

Transmission & Distribution disposal

The expert jointly designated by Areva and ALSTOM to settle a claim with respect to the price  adjustment on the disposal of ALSTOM's T&D activities has rendered his  decision,  resulting  in a total price of €1,053  million,  including  €140 million of cash transferred  with the business.  The debt/cash free value of the activities,  at €913 million,  is in line with the initial estimated price level

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            3

Press Information

of €920  million.  Following  the  decision,  Areva has made a  payment  of €103 million, in addition to the €950 million already paid.

Outlook

As  formerly  indicated,  we expect  orders  for the full year  2004/05 to be at
€15-16 billion, thus significantly exceeding the level of fiscal year 2003/04 on a comparable  basis,  while we expect sales to be down by  approximately 5% on a comparable basis.

                                    - ends -

Press relations:                S. Gagneraud/G. Tourvieille
                                (T€l. +33 1 41 49 27 40 / +33 1 41 49 27 13)
                                internet.press@chq.alstom.com

Investor relations:             E. Châtelain
                                (T€l. +33 1 41 49 37 38)
                                Investor.relations@chq.alstom.com

M Communications:               L. Tingström
                                Tel. + 44 789 906 6995

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            4

Press Information

Appendix 1

Reported Figures (Unaudited)

------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                         FY 2003/04                     FY 2004/05          FY 2003/04    FY 2004/05
Actual figures               ---------------------------------- ------------------------- ------------- ------------- --------
(in € million)                 Q1       Q2      Q3       Q4       Q1       Q2      Q3       9 months      9 months     Var.
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Power Turbo-systems /
Environment                    990     891     1 672    1 554    1 241    953     1 525      3 553         3 719        5%
Power Service                  814     554     1 011     644      930     795      643       2 379         2 368        0%
Power Conversion               101     123      83       127      140     160      150        307           450         47%
Transport                      884     788     1 164    1 873    1 559   1 327    1 485      2 836         4 371        54%
Marine                         105     235      17       24        8     1 093      7         357          1 108       210%
Corporate and others           51       6       49       189      63       94      35         104           192         85%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Orders New ALSTOM             2 945   2 597    3 996    4 411    3 941   4 421    3 846      9 536         12 208       28%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
T&D                            821     757      653       0        0       0        0        2 231
Industrial turbines            269      51       0        0        0       0        0         320
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Total Orders Received         4 035   3 405    4 649    4 411    3 941   4 421    3 846      12 087        12 208       1%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
SALES                                   FY 2003/04                     FY 2004/05          FY 2003/04    FY 2004/05
Actual figures               ---------------------------------- ------------------------- ------------- ------------- --------
(in € million)                 Q1       Q2      Q3       Q4       Q1       Q2      Q3       9 months      9 months     Var.
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Power Turbo-systems /
Environment                   1 208   1 334    1 095    1 422     935     882      943       3 637         2 760       -24%
Power Service                  705     656      769      617      754     673      722       2 130         2 149        1%
Power Conversion               117     109      125      148      130     127      135        351           392         12%
Transport                     1 060   1 237    1 151    1 414    1 264   1 221    1 286      3 448         3 771        9%
Marine                         441     381      63       112      166     107      167        885           440        -50%
Corporate and others           43       12      38       143      63       79      52         114           194         70%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Sales New ALSTOM              3 574   3 729    3 241    3 856    3 312   3 090    3 304      10 565        9 706        -8%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
T&D                            630     711      737       0        0       0        0        2 073
Industrial turbines            137      73       0        0        0       0        0         210
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Total Sales                   4 341   4 513    3 978    3 856    3 312   3 090    3 304      12 848        9 706       -24%
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
------------------------------------------------------------------------------------------------------------------------------

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            5

Press Information

------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                         FY 2003/04                     FY 2004/05          FY 2003/04    FY 2004/05
Comparable figures           ---------------------------------- ------------------------- ------------- ------------- --------
(in € million)                 Q1       Q2      Q3       Q4       Q1       Q2      Q3       9 months      9 months     Var.
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Power Turbo-systems /
Environment                    927     945     1 647    1 564    1 241    953     1 525      3 519         3 719        6%
Power Service                  743     578      987      638      930     795      643       2 308         3 368        3%
Power Conversion               101     117      82       130      140     160      150        300           450         50%
Transport                      869     789     1 165    1 862    1 559   1 327    1 485      2 823         4 371        55%
Marine                         105     235      17       24        8     1 093      7         357          1 108       210%
Corporate and others           51       65      69       211      63       94      35         185           192         4%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Orders New ALSTOM             2 796   2 729    3 967    4 429    3 941   4 421    3 846      9 492         12 208       29%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
T&D                             0       0        0        0        0       0        0          0
Industrial turbines             0       0        0        0        0       0        0          0
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Total Orders Received         2 796   2 729    3 967    4 429    3 941   4 421    3 846      9 492         12 208       29%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
SALES                                   FY 2003/04                     FY 2004/05          FY 2003/04    FY 2004/05
Comparable figures           ---------------------------------- ------------------------- ------------- ------------- --------
(in € million)                 Q1       Q2      Q3       Q4       Q1       Q2      Q3       9 months      9 months     Var.
---------------------------- -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Power Turbo-systems /
Environment                   1 191   1 331    1 108    1 375     935     882      943       3 630         2 760       -24%
Power Service                  678     636      719      616      754     673      722       2 033         2 149        6%
Power Conversion               117      97      128      143      130     127      135        342           392         15%
Transport                     1 071   1 224    1 138    1 406    1 264   1 221    1 286      3 433         3 771        10%
Marine                         441     381      63       112      166     107      167        885           440        -50%
Corporate and others           43       85      89       177      63       79      52         217           194        -11%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Sales New ALSTOM              3 541   3 755    3 244    3 829    3 312   3 090    3 304      10 540        9 706        -8%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
T&D                             0       0        0        0        0       0        0          0
Industrial turbines             0       0        0        0        0       0        0          0
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
Total Sales                   3 541   3 755    3 244    3 829    3 312   3 090    3 304      10 540        9 706        -8%
                             -------- ------- -------- -------- -------- ------- -------- ------------- ------------- --------
------------------------------------------------------------------------------------------------------------------------------

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            6

Press Information

Appendix 3

Geographic Breakdown

Reported Figures - New ALSTOM (Unaudited)

---------------------------- ------------------------------------------ -- ------------------------------------------
                                              Orders                                         Sales
                             ------------------------------------------    ------------------------------------------
                              FY 2003/04       FY 2004/05                   FY 2003/04       FY 2004/05
                             -------------    -------------                -------------    -------------
in € million                   9 months         9 months        Var.         9 months         9 months        Var.
                             -------------    -------------    --------    -------------    -------------    --------
Europe                          4 921            6 114           24%          4 839            5 244           8%
North America                   1 476            1 700           15%          2 165            1 461          -33%
Latin America                    441              349           -21%           558              424           -24%
Africa/Middle East              1 231             521           -58%           811              843            4%
Asia/Pacific                    1 467            3 524          140%          2 192            1 734          -21%
                             -------------    -------------    --------    -------------    -------------    --------
Total                           9 536            12 208          28%          10 565           9 706           -8%
---------------------------------------------------------------------------------------------------------------------

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
           - Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 632            7

Press Information

Forward-Looking Statements

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans", "are confident" and "will" and similar expressions are intended to identify forward looking  statements but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve  risks  and  uncertainties  that the  forecasts,  projections  and other forward-looking  statements  will not be achieved.  Such statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include:  (i) the inherent difficulty of forecasting future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,
regulations, governmental policy, taxation or accounting standards or practices;
(iii) the  effects of  currency  exchange  rate  movements;  (iv) the effects of competition  in the  product  markets  and  geographic  areas  in  which  ALSTOM operates;  ( v) the ability to increase market share,  control costs and enhance cash generation while  maintaining high quality products and services;  (vi) the timely  development of new products and services;  (vii)the  results of ALSTOM's restructuring  and cost  reduction  programmes;  (viii)  continued  validity  of
ALSTOM's new Bonding  Facility to obtain bonds in amounts that are sufficient to meet the needs of our business;  (ix) the timing of and ability to meet the cash generation and other  initiatives of the new action plan; (x) the results of the investigations by the United States Securities and Exchange Commission's ("SEC")
and the French Autorite des Marches Financiers ("AMF"); ( xi) the outcome of the putative  class action  lawsuit filed against  ALSTOM and certain of its current and former  officers;  (; (xii) our  ability to improve  operating  margins in a timely  manner  and  to  progressively  increase  the  after-sales  service  and maintenance in our businesses  (xiii) the  availability  of external  sources of financing  on  commercially  reasonable  terms;  ( xiv) the  inherent  technical complexity  of many of ALSTOM's  products  and  technologies  and our ability to resolve  effectively,  on  time,  and at  reasonable  cost  technical  problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems  encountered  with the GT24/GT26 gas turbines and the
UK trains;  ( xv) risks inherent in large  contracts  and/or  significant  fixed price  contracts  that  comprise  a  substantial  portion of  ALSTOM's  business including in contract  execution;  (xvi) the inherent  difficulty  in estimating future  charter or sale prices of any cruise ship in any  appraisal  of ALSTOM's exposure in respect of Renaissance  Cruises;  (xvii) the inherent  difficulty in estimating  ALSTOM's vendor  financing  risks and other credit risks,  which may notably be affected by customers'  payment default;  (xviii) ALSTOM's ability to invest  successfully  in,  and  compete  at  the  leading  edge  of,  technology developments across all of its sectors;  (xix) the availability of adequate cash flow from  operations  or other  sources of  liquidity  to achieve  management's objectives or goals, including our goal of reducing  indebtedness;  (xx) whether certain of ALSTOM's  markets,  particularly the Power  Turbo-Systems/Environment
Sector,  recover  from  their  currently  depressed  state;  (xxi) the impact on customer confidence of ALSTOM's recent financial  difficulties,  and its ability to  re-establish  this  confidence;  (xxii)  the  effects  of  acquisitions  and disposals  generally  and the outcome of claims  related to ALSTOM's  disposals;
(xxiii)  the  unusual  level of  uncertainty  at this time  regarding  the world economy in general; and (xxiv) ALSTOM's success in adjusting to and managing the foregoing risks.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
SEC and/or the AMF,  including  our Annual  Report for the fiscal  year ended 31
March 2004.  Forward-looking  statements speak only as of the date on which they are made,  and ALSTOM  undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.